SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 29)

BIOTIME, INC.
(Name of Issuer)

Common Shares, no par value	09066L105
(Title of class of securities)	(CUSIP number)

Alfred D. Kingsley.
Greenway Partners, L.P.
150 E. 57th Street
New York, New York 10022
(212) 355-6800
(Name, address and telephone number of person authorized to receive notices and communications)
January 4, 2013
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box      ☐ .

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on following page(s))
(Page 1 of 8 Pages)

CUSIP No. 09066L105	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON: GREENBELT CORP. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3791931
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER	1,968,505
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	1,968,505
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	1,968,505
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	3.9%
14	TYPE OF REPORTING PERSON:	CO

CUSIP No. 09066L105	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON: GREENWAY PARTNERS, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3714238
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER:	375,351
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	375,351
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	375,351
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	0.7%
14	TYPE OF REPORTING PERSON:	PN

1.0CUSIP No. 09066L105	13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON: ALFRED D. KINGSLEY S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF, AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES	7	SOLE VOTING POWER:	7,660,406
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	1,968,505
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	7,660,406
PERSON WITH	10	SHARED DISPOSITIVE POWER:	1,968,505
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	9,628,911
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	18.9%
14	TYPE OF REPORTING PERSON:	IN

This Amendment No. 29 (“Amendment No. 29”) amends and supplements the Statement on Schedule 13D (as amended by Amendment No. 1, dated May 14, 1998, Amendment No. 2, dated August 18, 2000, Amendment No. 3, dated December 8, 2000, Amendment No. 4, dated March 30, 2001, Amendment No. 5, dated August 31, 2001, Amendment No. 6, dated April 1, 2002, Amendment No. 7 dated April 17, 2002, Amendment No. 8 dated May 31, 2002, Amendment No. 9 dated July 3, 2002, Amendment No. 10 dated December 3, 2002, Amendment No. 11 dated April 25, 2003, Amendment No. 12 dated October 2, 2003, Amendment No. 13 dated January 26, 2004, Amendment No. 14 dated February 2, 2004, Amendment No. 15 dated September 12, 2005, Amendment No. 16 dated December 27, 2005, Amendment No. 17, dated May 16, 2006, Amendment No. 18 dated October 18, 2007, Amendment No. 19 dated April 9, 2008, Amendment No. 20 dated November 19, 2008, Amendment No. 21 dated January 7, 2009, Amendment No. 22 dated April 20, 2009, Amendment No. 23 dated July 2, 2009, Amendment No. 24 dated August 24, 2009, Amendment No. 25 dated August 19, 2010, Amendment 26 dated November 17, 2010, Amendment No. 27 dated July 30, 2012, and Amendment No. 28 dated December 18, 2012 (the “Statement”)) relating to the common shares, no par value (the “Shares”), of BioTime Inc., a California corporation (the “Company”), and is filed by and on behalf of Greenbelt Corp. (“Greenbelt”), Greenway Partners, L.P. (“Greenway”), Greenhouse Partners, L.P. (“Greenhouse”), and Alfred D. Kingsley (collectively, the “Reporting Persons”). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings previously ascribed to them in the previous filing of the Statement.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information on each Reporting Person’s respective cover sheet and presented in response to Item 5 in the Schedule prior to this Amendment is incorporated by reference herein.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons have acquired their Shares for investment. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below or as may otherwise have been disclosed in the Statement, would relate to or would result in: (a) any extraordinary corporate transaction involving the Company; (b) any change in the present Board of Directors or management of the Company; (c) any material change in the present capitalization or dividend policy of the Company; (d) any material change in the operating policies or corporate structure of the Company; (e) any change in the Company's charter or by-laws; (f) the Shares of the Company ceasing to be listed on the NYSE MKT; or (g) causing the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

On January 4, 2013 the Company and its subsidiary BioTime Acquisition Corporation (“BAC”) entered into an Asset Contribution Agreement with Geron Corporation pursuant to which the Company and Geron will concurrently contribute certain assets to BAC in exchange for shares of BAC common stock. The assets that the Company will contribute to BAC include Company common shares and warrants to purchase Company common shares. The Company will call a meeting of its shareholders to approve the issuance of Company common shares in the asset contribution transaction.

The Company will also be asking its shareholders to approve an amendment of the Company’s Articles of Incorporation to increase the number of common shares and preferred shares that it is authorized to issue. The proposed amendment would increase the authorized number of Company common shares from 75,000,000 to 125,000,000 shares, would increase the authorized number of preferred shares from 1,000,000 to 2,000,000 shares.

Information concerning the Asset Contribution Agreement and related transactions can be found in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 8, 2013.

The Reporting Persons have entered into a Support Agreement under which they have agreed to vote all of the Shares that they own on the record date of the shareholders meeting in favor of the issuance of BioTime common shares in connection with the BAC asset acquisition transaction, and in favor the amendment of the Company’s Articles of Incorporation increasing the authorized number of Company common shares and preferred shares. They have also agreed to vote their Shares against (i) any extraordinary corporate transaction, such as a merger, consolidation or other business combination, involving the Company or any of its affiliates, which is intended, or could reasonably be expected, to materially delay or prevent the consummation of the asset contribution transactions; (ii) any dissolution or liquidation of the Company; and (iii) any other action which is intended, or could reasonably be expected, to materially delay or prevent the consummation of the asset contribution transactions. The Reporting Persons have also agreed not to enter into voting agreements and not to grant proxies that could result in the voting of their Company common shares in a manner inconsistent with the Support Agreement. The Support Agreement will terminate on the closing of the asset contribution transaction or the termination of the Asset Contribution Agreement, which ever first occurs.

The foregoing discussion of the Support Agreement is a summary only, does not purport to be a complete statement of all of the terms and conditions of the agreement, and is qualified in all respects by the full agreement which has been included as an Exhibit to the Statement and is incorporated herein by reference.

The Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own.

Mr. Kingsley serves on the Board of Directors of the Company and BAC.

The Reporting Persons have been and may continue to be in contact with members of the Company's management, the Company's Board of Directors, other significant shareholders and others regarding alternatives that the Company could employ to maximize shareholder value. The Reporting Persons further reserve the right to act in concert with any other shareholders of the Company, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to management and the shareholders of the Company.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

No material change from the information included in Amendment 28 to the Schedule.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Indemnification Agreement

The information presented in response to Item 4 regarding the Support Agreement is incorporated by reference herein.

The Company has entered into an Indemnification Agreement with the Reporting Persons under which the Company has agreed to indemnify the Reporting Persons from any liabilities and related expenses arising from the performance of the agreements of the Reporting Persons under the Support Agreement. The Company’s indemnification obligation does not apply to any liabilities or expenses arising from a breach of the Support Agreement by a Reporting Person. The Indemnification Agreement was approved by the Company’s Board of Directors, and by the Audit Committee pursuant to the Company’s Related Persons Transaction Policy. Mr. Kingsley abstained from voting on the Indemnification Agreement.

The foregoing discussion of the Indemnification Agreement is a summary only, does not purport to be a complete statement of all of the terms and conditions of the agreement, and is qualified in all respects by the full agreement which has been included as an Exhibit to the Statement and is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 52	Support Agreement, dated January 4, 2013, by and among Alfred D. Kingsley, Greenbelt Corp., and Greenway Partners, L.P., and Geron Corporation
Exhibit 53
Indemnification Agreement, dated January 4, 2013, by and among Alfred D. Kingsley, Greenbelt Corp., and Greenway Partners, L.P., and BioTime, Inc. (incorporated by reference to Form 8-K filed by BioTime, Inc. on January 8, 2013)

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.

Dated: January 9, 2013

/s/ Alfred D. Kingsley
Alfred D. Kingsley

GREENWAY PARTNERS, L.P.

By:	Greenhouse Partners, L.P.,
its general partner

By:	/s/ Alfred D. Kingsley
Alfred D. Kingsley, General Partner

GREENBELT CORP.

By:	/s/ Alfred D. Kingsley
Alfred D. Kingsley, President